Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon (the "Trust") was held on April 1, 2009. The holders of shares representing 92% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

Trustee			For		Withheld

Gary C. Cornia		$371,495,767		$4,083,395
James A. Gardner		$370,956,290		$4,622,883
Diana P. Herrmann		$371,063,971		$4,515,202
Edmund P. Jensen		$371,508,592		$4,070,580
John W. Mitchell		$370,841,124		$4,738,049
Ralph R. Shaw		$371,537,532		$4,041,630
Nancy Wilgenbusch		$371,418,941		$4,160,231

2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


Dollar Amount of  Votes:

For			Against		Abstain

367,341,886		$554,020		$7,683,256